UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. )

Bank of the Carolinas Corporation (BCAR)
(Name of Issuer)

Common Stock
(Title of Class of Securities)

06425J102
(CUSIP Number)

Andrew Jose

Compliance Officer

FJ Capital Management LLC

1313 Dolley Madison Blvd, Suite 306,
McLean, VA. 22101
703-875-8378
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

07/16/2014
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 06425J102

1. Name of Reporting Persons: FJ Capital Management, LLC

2. Check the Appropriate Box If a Member of a Group	a.[x]
b. [ ]

3. SEC Use Only

4. Source of Funds: WC

5. Check If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	[ ]

6. Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With

7. Sole Voting Power

8. Shared Voting Power	44,935,688 (3)

9. Sole Dispositive Power

10. Shared Dispositive Power	7,400,000 (4)

11. Aggregate Amount Beneficially Owned by Each Reporting Person	44,935,688

12. Check If the Aggregate Amount in Row 11 Excludes Certain Shares	[]

13. Percent of Class Represented by Amount in Row 11	9.73% (2)

14. Type of Reporting Person OO

(1)	The information set forth in Items 4, 5 and 6 of this statement on Schedule 13D is incorporated herein by reference.

(2)	Based on the 3,895,840 shares of common stock outstanding as reported in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on May 15, 2014, plus the 458,132,991 shares of common stock issued as reported in the Issuer’s Form 8-K filed with the SEC on July 17, 2014.

(3)	Consists of 37,535,688 shares of common stock held by Bridge Equities III, LLC, 2,400,000 shares held by FJ Capital Management, LLC and 5,000,000 shares of common stock held by a managed account that FJ Capital Management, LLC manages.

(4)	Consists of 2,400,000 shares held by FJ Capital Management, LLC and 5,000,000 shares of common stock held by a managed account that FJ Capital Management, LLC manages.

CUSIP No. 06425J102

1. Name of Reporting Persons: Martin Friedman

2. Check the Appropriate Box If a Member of a Group	a.[x]
b. [ ]

3. SEC Use Only

4. Source of Funds: WC

5. Check If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	[ ]

6. Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With

7. Sole Voting Power

8. Shared Voting Power	44,935,688 (3)

9. Sole Dispositive Power

10. Shared Dispositive Power	7,400,000 (4)

11. Aggregate Amount Beneficially Owned by Each Reporting Person	44,935,688

12. Check If the Aggregate Amount in Row 11 Excludes Certain Shares	[]

13. Percent of Class Represented by Amount in Row 11	9.73% (2)

14. Type of Reporting Person OO

(1) The information set forth in Items 4, 5 and 6 of this statement on Schedule 13D is incorporated herein by reference.

(2)	Based on the 3,895,840 shares of common stock outstanding as reported in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on May 15, 2014, plus the 458,132,991 shares of common stock issued as reported in the Issuer’s Form 8-K filed with the SEC on July 17, 2014.
(3)	Consists of 2,400,000 shares of common stock held by FJ Capital Management, LLC and 5,000,000 shares of common stock held by a managed account that FJ Capital Management, LLC manages. Mr. Friedman is the managing member of FJ Capital Management, LLC.
(4)	Consists of 37,535,688 shares of common stock held by Bridge Equities III, LLC, 2,400,000 shares held by FJ Capital Management, LLC, and 5,000,000 shares of common stock held by a managed account that FJ Capital Management, LLC manages. Mr. Friedman is the managing member of FJ Capital Management, LLC.

CUSIP No. 06425J102

1. Name of Reporting Persons: Bridge Equities III, LLC

2. Check the Appropriate Box If a Member of a Group	a.[x]
b. [ ]

3. SEC Use Only

4. Source of Funds: WC

5. Check If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	[ ]

6. Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With

7. Sole Voting Power

8. Shared Voting Power	37,535,688 (3)

9. Sole Dispositive Power

10. Shared Dispositive Power	37,535,688 (3)

11. Aggregate Amount Beneficially Owned by Each Reporting Person	37,535,688 (3)

12. Check If the Aggregate Amount in Row 11 Excludes Certain Shares	[ ]

13. Percent of Class Represented by Amount in Row 11	8.12% (2)

14. Type of Reporting Person OO

(1)	The information set forth in Items 4, 5 and 6 of this statement on Schedule 13D is incorporated herein by reference.

(2)	Based on the 3,895,840 shares of common stock outstanding as reported in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on May 15, 2014, plus the 458,132,991 shares of common stock issued as reported in the Issuer’s Form 8-K filed with the SEC on July 17, 2014.

(3) Consists of 37,535,688 shares of common stock.

CUSIP No. 06425J102

1. Name of Reporting Persons: SunBridge Manager, LLC

2. Check the Appropriate Box If a Member of a Group	a.[x]
b. [ ]

3. SEC Use Only

4. Source of Funds: OO

5. Check If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	[ ]

6. Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With

7. Sole Voting Power

8. Shared Voting Power	37,535,688 (3)

9. Sole Dispositive Power

10. Shared Dispositive Power	37,535,688 (3)

11. Aggregate Amount Beneficially Owned by Each Reporting Person	37,535,688 (3)

12. Check If the Aggregate Amount in Row 11 Excludes Certain Shares	[ ]

13. Percent of Class Represented by Amount in Row 11	8.12% (2)

14. Type of Reporting Person OO

(1)	The information set forth in Items 4, 5 and 6 of this statement on Schedule 13D is incorporated herein by reference.
(2)	Based on the 3,895,840 shares of common stock outstanding as reported in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on May 15, 2014, plus the 458,132,991 shares of common stock issued as reported in the Issuer’s Form 8-K filed with the SEC on July 17, 2014.
(3)	Consists of 37,535,688 shares of common stock held by Bridge Equities III LLC, of which SunBridge Manager, LLC is the managing member.

CUSIP No. 06425J102

1. Name of Reporting Persons: SunBridge Holdings, LLC

2. Check the Appropriate Box If a Member of a Group	a.[x]
b. [ ]

3. SEC Use Only

4. Source of Funds: WC; OO

5. Check If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	[ ]

6. Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With

7. Sole Voting Power

8. Shared Voting Power	37,535,688 (3)

9. Sole Dispositive Power

10. Shared Dispositive Power	37,535,688 (3)

11. Aggregate Amount Beneficially Owned by Each Reporting Person	37,535,688 (3)

12. Check If the Aggregate Amount in Row 11 Excludes Certain Shares	[ ]

13. Percent of Class Represented by Amount in Row 11	8.12% (2)

14. Type of Reporting Person OO

(1)	The information set forth in Items 4, 5 and 6 of this statement on Schedule 13D is incorporated herein by reference.
(2)	Based on the 3,895,840 shares of common stock outstanding as reported in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on May 15, 2014, plus the 458,132,991 shares of common stock issued as reported in the Issuer’s Form 8-K filed with the SEC on July 17, 2014.
(3)	Consists of 37,535,688 shares of common stock held by Bridge Equities III LLC, of which SunBridge Manager, LLC is the managing member. SunBridge Holdings, LLC is the Managing Member of SunBridge Manager, LLC.

CUSIP No. 06425J102

1. Name of Reporting Persons: Realty Investment Company, Inc.

2. Check the Appropriate Box If a Member of a Group	a.[x]
b. [ ]

3. SEC Use Only

4. Source of Funds: OO

5. Check If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	[ ]

6. Citizenship or Place of Organization: Maryland

Number of Shares Beneficially Owned by Each Reporting Person With

7. Sole Voting Power

8. Shared Voting Power	37,535,688 (3)

9. Sole Dispositive Power

10. Shared Dispositive Power	37,535,688 (3)

11. Aggregate Amount Beneficially Owned by Each Reporting Person	37,535,688 (3)

12. Check If the Aggregate Amount in Row 11 Excludes Certain Shares	[ ]

13. Percent of Class Represented by Amount in Row 11	8.12% (2)

14. Type of Reporting Person CO

(1)	The information set forth in Items 4, 5 and 6 of this statement on Schedule 13D is incorporated herein by reference.
(2)	Based on the 3,895,840 shares of common stock outstanding as reported in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on May 15, 2014, plus the 458,132,991 shares of common stock issued as reported in the Issuer’s Form 8-K filed with the SEC on July 17, 2014.
(3)	Consists of 37,535,688 shares of common stock held by Bridge Equities III LLC, of which SunBridge Manager, LLC is the managing member. SunBridge Holdings, LLC is the Managing Member of SunBridge Manager, LLC. Realty Investment Company, Inc. is the Manager of SunBridge Holdings, LLC.

This statement on Schedule 13D is filed by FJ Capital Management, LLC (“FJ Management”); Martin S. Friedman (“Managing Member”); Bridge Equities III, LLC (“Bridge”), SunBridge Manager, LLC (“SBM”); SunBridge Holdings, LLC (“SBH”); and Realty Investment Company, Inc. (“Realty”) (together, the “Reporting Persons”).

Item 1. Security and Issuer

This statement is being filed with respect to the Reporting Persons’ beneficial ownership of shares of Common Stock (“the Shares”) of Bank of the Carolinas Corporation (“the Company” or “Issuer”), a Delaware Corporation whose principal office is located at 135 Boxwood Village Drive, Mocksville, NC 27028.

Item 2. Identity and Background

(a)-(c) This statement is filed by FJ Capital Management, LLC, a Delaware Limited Liability Company focused on investing in community banks in the United States of America and Martin S. Friedman, Managing Member of FJ Capital Management, LLC. The business address of FJ Capital Management, LLC is 1313 Dolley Madison Blvd, Suite 306, McLean, VA 22101.

This statement is also being filed by Bridge, a Delaware Limited Liability Company focused on investing in community banks in the United States of America; SBM, a Delaware Limited Liability Company acting as managing member of Bridge; SBH, a Delaware Limited Liability Company acting as managing member of SBM; and Realty, a Maryland corporation acting as manager of SBH. The business of SBM and Realty is managed by the following directors and executive officers whose present occupations are as stated:

Charles A. Ledsinger, Jr., Chairman of Realty and President of SBM;

Stewart W. Bainum, Jr, Chairman Choice Hotels International, Inc, 1 Choice Hotels Circle, Suite 400, Rockville, Maryland, 20850;

Barbara J. Bainum, Chair & CEO, Commonweal Foundation, 10770 Columbia Pike, Silver Spring, MD 20901;

Christine A. Shreve, President of Realty and Manager of SBM.

The business address for Bridge, SBM, SBH, Realty and the aforementioned directors and officers is 8171 Maple Lawn Blvd, Suite 375, Fulton, MD 20759.

Due to the relationships among such Reporting Persons with respect to the Company, FJ Capital Management, LLC may be deemed to constitute a “group” with Bridge, SBM, SBH, and Realty for purposes of Section 13(d) of the Securities Exchange Act of 1934 and the rules promulgated thereunder.

(d)	During the past five years, none of the Reporting Persons or their directors or executive officers have been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	During the past five years, none of the Reporting Persons or their directors or executive officers has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

The Reporting Persons used available working capital funds to fund the acquisition of the shares of Common Stock.

Item 4. Purpose of Transaction

The Reporting Persons acquired the shares of Common Stock for investment purposes.

Except as provided below, the Reporting Persons currently have no plans or proposals which would result in any of the actions enumerated in paragraphs (a) through (j) of Item 4 of the form of Schedule 13D promulgated under the Act.

On July 17, 2014, The Reporting Persons completed the purchase of the shares of Common Stock contemplated by the Stock Purchase Agreement between Bridge Equities III, LLC and FJ Capital Management LLC and the Issuer (the “Purchase Agreement”). In connection with the Purchase Agreement, the Issuer and the Bridge Equities III, LLC and FJ Capital Management LLC entered into a Side Letter Agreement (the “Side Letter”), pursuant to which Bridge Equities III, LLC has the right to appoint one representative to the board of directors of the Issuer, who shall initially be Derek Ferber, an analysit at FJ Capital Management, LLC. The right to appoint Mr. Ferber was contingent on the closing of the purchase of Common Stock. Notwithstanding this appointment, the Reporting Persons have no actual intent to control or influence the operations of the Issuer or Mr. Ferber’s actions as a board member of the Issuer. Each of the Reporting Persons has entered into a Passivity Agreement indicating that it will not exercise or attempt to exercise a controlling influence over the management or policies of the Issuer.

Item 5. Interest in Securities of the Issuer

All percentages given for ownership of the outstanding common stock are based on 3,895,840 shares of common stock outstanding as reported in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on May15, 2014, plus the 458,132,991 shares of common stock issued as reported in the Issuer’s Form 8-K filed with the SEC on July 17, 2014

(a)	All Reporting Persons

FJ Management

Number of shares: 44,935,688

Percentage of shares: 9.73%

Martin Friedman

Number of shares: 44,935,688

Percentage of shares: 9.73%

Bridge Equities III

Number of shares: 37,535,688

Percentage of shares: 8.12%

SBM

Number of shares: 37,535,688

Percentage of shares: 8.12%

SBH

Number of shares: 37,535,688

Percentage of shares: 8.12%

Realty

Number of shares: 37,535,688

Percentage of shares: 8.12%

(b)

FJ Management

Sole power to vote or direct the vote: 0

Shared power to vote or direct the vote: 44,935,688

Sole power to dispose or to direct the disposition: 0

Shared power to dispose or direct the disposition: 7,400,000

Martin Friedman

Sole power to vote or direct the vote: 0

Shared power to vote or direct the vote: 44,935,688

Sole power to dispose or to direct the disposition: 0

Shared power to dispose or direct the disposition: 7,400,000

Bridge

Sole power to vote or direct the vote: 0

Shared power to vote or direct the vote: 37,535,688

Sole power to dispose or to direct the disposition: 0

Shared power to dispose or direct the disposition: 37,535,688

SBM

Sole power to vote or direct the vote: 0

Shared power to vote or direct the vote: 37,535,688

Sole power to dispose or to direct the disposition: 0

Shared power to dispose or direct the disposition: 37,535,688

SBH

Sole power to vote or direct the vote: 0

Shared power to vote or direct the vote: 37,535,688

Sole power to dispose or to direct the disposition: 0

Shared power to dispose or direct the disposition: 37,535,688

Realty

Sole power to vote or direct the vote: 0

Shared power to vote or direct the vote: 37,535,688

Sole power to dispose or to direct the disposition: 0

Shared power to dispose or direct the disposition: 37,535,688

Martin Friedman shares voting and dispositive power over the shares held as managing member of FJ Management, LLC. Bridge shares voting power over the shares held by it with SBM, as managing member of Bridge; SBH, as managing member of SBM; Realty, as manager of SBH; FJ Management, as sub-investment advisor of Bridge; and Martin Friedman as managing member of FJ Management.

(c)	Not Applicable
(d)	Not Applicable
(e)	Not Applicable

Item 6. Contract, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The Reporting Persons acquired beneficial ownership of the shares of Common Stock pursuant to the Purchase Agreement. Bridge Equities III, LLC acquired the right to appoint a director to the board of directors of the Issuer Pursuant to a Side Letter Agreement dated July 15, 2014. Bridge Equalities III LLC and FJ Capital Management LLC entered into a form of Registration Rights Agreements dated July 15, 2014. Pursuant to Passivity Agreements, the Reporting Persons have agreed not to otherwise exercise or attempt to exercise a controlling influence over the management or policies of the Issuer.

Item 7. Materials to Be Filed as Exhibits

Exhibit 99.1 Stock Purchase Agreement, dated as of July 15, 2014 (incorporated by reference to exhibit 10.1 of the current report on form 8-K filed by the issuer on July 21, 2014)

Exhibit 99.2 Registration Rights Agreement, dated as of July 15, 2014, (incorporated by reference to exhibit 10.2 of the current report on form 8-K filed by the issuer on July 21, 2014)

Exhibit 99.3 Side Letter Agreement, dated as of July1, 2014, (incorporated by reference to exhibit 10.3 of the current report on form 8-K filed by the issuer on July 21, 2014)

Exhibit 99.4 Side Letter Agreement, dated as of June 30, 2014, (incorporated by reference to exhibit 10.4 of the current report on form 8-K filed by the issuer on July 21, 2014)

Exhibit 99.5 Passivity Agreement, dated as of June 30, 2014, Copy attached of the form of passivity agreement.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

FJ Capital MANAGEMENT, LLC
Date: 08/11/14	By: /s/ Martin S. Friedman Name: Martin S. Friedman Title: Managing Member /s/ Martin S. Friedman MARTIN S. FRIEDMAN

Bridge Equities III, LLC

By: SunBridge Manager, LLC, its Managing Member

By: /s/ Christine A. Shreve

Name: Christine A. Shreve

Title: Manager

SunBridge Manager, LLC

By: /s/ Christine A. Shreve

Name: Christine A. Shreve

Title: Manager

SunBridge Holdings, LLC

By: Realty Investment Company, Inc., its Manager

By: /s/ Christine A. Shreve

Name: Christine A. Shreve

Title: President

realty investment company, inc.

By: /s/ Christine A. Shreve

Name: Christine A. Shreve

Title: President

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C, 1001)

Exhibit 1

Joint Filing Agreement

The undersigned agree that this Schedule 13D, and all amendments thereto, relating to the Common Stock of Bank of the Carolinas Corporation shall be filed on behalf of the undersigned.

FJ Capital Management LLC		Bridge Equities III, LLC
By: SunBridge Manager, LLC, its Managing Member

By:	/s/ Martin S. Friedman	By	/s/ Christine A. Shreve
	Name: Martin S. Friedman		Name: Christine A. Shreve
	Title: Managing Member		Title: Manager

SunBridge Manager, LLC

/s/ Martin S. Friedman		By:	/s/ Christine A. Shreve
MARTIN S. FRIEDMAN			Name: Christine A. Shreve
Title: Manager

SunBridge Holdings, LLC
By: Realty Investment Company, Inc., its Manager

		By:	/s/ Christine A. Shreve
Name: Christine A. Shreve
Title: President

realty investment company, inc.

		By:	/s/ Christine A. Shreve
Name: Christine A. Shreve
Title: President

SECTION 2:   EXHIBIT 99.5

Passivity Agreement

Bridge Equities III, LLC, Rock Creek FJ Fund, SP, and FJ Capital Management LLC (together, “Direct Owners”) and the entities listed on Exhibit A (collectively, “Indirect Owners,” and each of the Indirect Owners and Direct Owners, an (Acquirer”), and their subsidiaries and affiliates (collectively, “Acquirer Group”), will not, without the prior approval of the Board or its staff, directly or indirectly:

1.	Exercise or attempt to exercise a controlling influence over the management or policies of Bank of the Carolina’s Corporation(“Target”), Mocksville, North Carolina, or any of its subsidiaries;
2.	Have or seek to have more than one representative of Acquirer Group serve on the board of directors of Target or any of its subsidiaries;
3.	Permit any representative of the Acquirer Group who serves on the board of directors of Target or any of its subsidiaries to serve:
i.	as the chairman of the board of directors of Target or any of its subsidiaries;
ii.	as the chairman of any committee of the board of directors of Target or any of its subsidiaries;
iii.	as a member of any committee of the board of directors of Target or any of its subsidiaries if the Acquirer Group representative occupies more than 25 percent of the seats on the committee;
iv.	as a member of any committee that has the authority or practical ability to unilaterally make (or block the making of) policy or other decisions that bind the board or management of the Target or any of its subsidiaries;
4.	Have or seek to have any employee or representative of the Acquirer Group serve as an officer, agent, or employee of Target or any of its subsidiaries;
5.	Take any action that would cause Target or any of its subsidiaries to become a subsidiary of Acquirer Group;
6.	Own, control, or hold with power to vote securities that (when aggregated with securities that the officers and directors of the Acquirer Group own, control, or hold with power to vote) represent 25 percent or more of any class of voting securities of Target or any of its subsidiaries;

7.	Own or control equity interests that would result in the combined voting and nonvoting equity interests of the Acquirer Group and its officers and directors to equal or exceed 25 percent of the total equity capital of Target or any of its subsidiaries, except that, if the Acquirer Group and its officers and directors own, hold, or have the power to vote less than 15 percent of the outstanding shares of any classes of voting securities of Target, Acquirer Group and its officers and directors may own or control equity interests greater than 25 percent, but in no case more than 33.3 percent, of the total equity capital of Target or any of its subsidiaries;
8.	Propose a director or slate of directors in opposition to a nominee or slate of nominees proposed by the management or board of directors of Target or any of its subsidiaries;
9.	Enter into any agreement with Target or any of its subsidiaries that substantially limits the discretion of Target’s management over major policies and decisions, including, but not limited to, policies or decisions about employing and compensating executive officers; engaging in new business lines; raising additional debt or equity capital; merging or consolidating with another firm; or acquiring, selling, leasing, transferring, or disposing of material assets, subsidiaries, or other entities;
10.	Solicit or participate in soliciting proxies with respect to any matter presented to the shareholders of Target or any of its subsidiaries;
11.	Dispose or threaten to dispose (explicitly or implicitly) of equity interests of Target or any of its subsidiaries in any manner as a condition or inducement of specific action or non-action by Target or any of its subsidiaries; or

12.	Enter into any other banking or nonbanking transactions with Target or any of its subsidiaries, except that the Acquirer Group may establish and maintain deposit accounts with Target, provided that the aggregate balance of all such deposit accounts does not exceed $500,000 and that the accounts are maintained on substantially the same terms as those prevailing for comparable accounts of persons unaffiliated with Target.

In addition, the Rock Creek FJ Fund, SP member of the Acquirer Group (the “Offshore Member”) commits to the following:

13.	Each Offshore Member of Acquirer Group agrees to provide all information, without regard to whether such information is located within or without the United States, requested in connection with any investigation, action, or proceeding by the Board relating to:

(a) enforcement or possible enforcement of the Bank Holding Company Act of 1956, as amended, 12 U.S.C. § 1841 et seq. (“BHC Act”), or the Change in Bank Control Act of 1978, as amended, 12 U.S.C. § 1817(j) (“CIBC Act”); and

(b) the ownership or control by Acquirer Group of equity interests in Target.

14.	Each Offshore Member of Acquirer Group consents and submits to the personal jurisdiction of any federal court of competent jurisdiction and of the Board for purposes of any investigation or possible investigation, action, subpoena, examination, or proceeding relating to the administration or enforcement of these commitments, the BHC Act, or the CIBC Act. For purposes of this Commitment, Acquirer Group shall at all times maintain in the United States a designated agent, acceptable to the Board, to accept service on its behalf, including service of any process, notice, order, or subpoena. Each offshore member of Acquirer Group designates FJ Capital Management LLC located at 1313 Dolley Madison Blvd Ste 306, McLean, VA 22101, as its agent to accept such service, and will not change this designation without notice to and consent of the Board.

Each Acquirer also certifies that:

15.	Acquirer is not an affiliate of any other investor (excluding other Acquirers) in the proposed transaction (individually, each an “Investor,” and, collectively, the “Investors”);
16.	Acquirer has reached its decision to invest in Target independently from the other Investors;
17.	Acquirer is not managed or advised by an investment manager or investment advisor who performs the same services for any other Investor (excluding other Acquirers);
18.	Acquirer (including any subsidiary or affiliate of an Acquirer) has not knowingly engaged and will not knowingly engage as part of a group consisting of substantially the same entities as the Investors, in substantially the same combination of interests, in any additional banking or nonbanking activities or business ventures in the United States without prior consultation with the Board;
19.	Acquirer has not and will not enter into any agreements or understandings with any other Investor to act in concert for the purpose of exercising a controlling influence over Target or any of its subsidiaries, including, but not limited to, any agreements or understandings regarding the voting or transfer of shares of Target; and
20.	Any representative of the Acquirer Group who serves on the board of directors of the Target will not collude or conspire with any other directors or shareholders of Target with respect to the exercise of any director’s voting rights. Nothing in this commitment shall limit a director’s ability to exercise its legitimate duties/rights as a director of Target, including the ability to consult with other directors and shareholders as appropriate.

The terms used in these commitments have the same meanings as set forth in the BHC Act and the Board’s Regulation Y. For purposes of these commitments, “Investor” includes any subsidiary or affiliate of the Investor.

Nothing in these commitments releases the Acquirer Group from compliance with the CIBC Act and any regulations hereunder for any subsequent acquisition or increase in the percentage ownership of any class of voting shares of Target.

Each Acquirer understands that these commitments constitute conditions imposed in writing in connection with the Board’s findings and decisions related to Acquirer Group’s acquisition of up to 9.9 percent of voting shares of Target, and, as such, may be enforced in proceedings under applicable law.